Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2006

Peter L. Scavetta
Vice President, Finance
Hub International Limited
55 East Jackson Boulevard
Chicago, IL 60604

Re: **Hub International Limited**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 13, 2006
        File Number: 001-31310

Dear Mr. Scavetta:

        We have reviewed your July 14, 2006 response to our May 26, 2006 letter and
have the following comments. Where indicated, we think you should revise your
documents in response to these comments. If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Our review of the Company's Form 10-K is being conducted concurrently with a
review by the Ontario Securities Commission (OSC) of your continuous disclosure
record. In this connection, we have provided a copy of this letter to OSC and will
provide to OSC a copy of your response. In addition, staff from OSC and the SEC may
discuss common issues.

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 38

Recognition of Commission Income, page 38

1.   Regarding your response to prior comment one, amend your filing to:

- Quantify the impact that changes in estimates have had in each period presented or tell us where you have included this information;
- Clarify your disclosure to indicate the reason that the 1% of commission income for policy cancellation rates and the 2% of client premiums receivable for doubtful accounts are reasonably likely scenarios; and
- Describe the factors/assumptions that drive these estimates and how each affects the sensitivity analysis.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions and dispositions, page 53

2.   In your response to prior comment two, you propose to include, in future filings, a more detailed discussion of the changes in the carrying amount of goodwill. Please amend your filing to provide this disclosure. We believe it is also important for investors to understand why the goodwill recorded for the thirteen smaller fold-in acquisitions is larger in proportion to the purchase price than for the THB and PLI acquisitions and request that you amend your filing to expand your disclosure.

4. Commitments and contingencies, page 57

3.   Regarding your response to prior comment four, provide us the following to clarify the nature of these special shares:
- The entity that actually issued the special shares;
- The number of special shares issued upon acquisition;
- How the number of special shares to be purchased at each period is determined;

- What happens if the formula indicates that the special shares have no value based on the formula at the end of the period;
- What happens after the earn-out period to any special shares that remain in the possession of management; and
- What is meant by the statement that the special shares do not represent a residual equity interest in Talbot and whether they represent a security interest in the issuing entity.

7. Intangible assets, page 60

4.   We disagree with your conclusion in response to prior comment five that the non-competition covenants are indefinite lived intangible assets. Paragraph B59 of SFAS 142 states that indefinite does not mean the same as indeterminate. Since there is a limit to the useful life of the non-compete arrangements, revise your financial statements to amortize these intangible assets based on the best estimate of the useful life of that asset.

10. Debt, page 62

5.   Regarding your response to comment six, please revise "foreign currency translation" in Note 2 to include a description of the functional currencies used in your operations as well as any other additional information that is needed to understand your translation policy. Also revise the discussion herein to indicate that the entity that carries the U.S. denominated debt uses the Canadian dollar as its functional currency.

18. Segmented Information, page 70

6.   We note your statement, in your response to comment 7.a and b., that you applied the aggregation criteria in paragraph 17 of SFAS 131. The analysis you have provided, however, mainly focuses on the support for showing Canadian operations separate from U.S. operations. Please provide us with a revised analysis of paragraph 17 that demonstrates why it is appropriate to aggregate all of the U.S. hubs in one reportable segment and all the Canadian hubs within one segment.

7.   Regarding your response to prior comment 7.c., please tell us why disclosing the amount of revenue for dissimilar products such as commercial property and casualty, commercial employee benefits, commercial risk management services, personal property and casualty, personal life, personal health and personal financial products and services are not required to be disclosed under paragraph 37 of SFAS 131 and are not meaningful to an investor.

As appropriate, please amend your filing and your subsequent Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant